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[LOGO OF ALUMAX INC.]                                     Alumax Inc.
ALLEN BORN                                                3424 Peachtree Road,
Chairman and                                              N.E.
Chief Executive Officer                                   Suite 2100
                                                          Atlanta, Georgia
                                                          30326
                                                          404/846-4601
                                                          FAX 404/846-4780

                                                                 March 13, 1998

Dear Fellow Stockholder:

  I am pleased to inform you that on March 8, 1998, Alumax Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Aluminum Company of America, a Pennsylvania corporation (the "Parent"), and AMX Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser is today commencing a tender offer (the "Offer") to purchase up to 27,000,000 shares of common stock, par value $0.01 per share, of the Company (the "Shares") at a price of $50.00 per Share, net to the seller in cash.

  The Merger Agreement also provides that following the purchase of Shares pursuant to the Offer, the Company will be merged with and into the Purchaser (the "Merger") and in the Merger each Share (other than Shares purchased in the Offer or otherwise owned by the Parent, the Purchaser, the Company, or any of their respective subsidiaries, and dissenting shares) will be converted into, and become exchangeable for, the right to receive: (i) 0.6975 (the "Exchange Ratio") of a share of common stock, par value $1.00 per share, of the Parent (the "Parent Common Stock") if the Purchaser purchases at least 27,000,000 Shares or such other number of Shares which represents an absolute majority of the outstanding Shares on a fully diluted basis (excluding those that are issuable with respect to employee or director stock options) on the expiration date of the Offer, or (ii) a combination of cash and a fraction of a share of Parent Common Stock if the Purchaser purchases fewer Shares than such absolute majority (the "Merger Consideration").

  Because the market price of the shares of the Parent Common Stock will fluctuate and the Exchange Ratio will not be adjusted as a result of such price fluctuation, the value of a share of the Parent Common Stock multiplied by the Exchange Ratio at the time the Merger is consummated may be greater or less than the $50.00 in cash per Share payable pursuant to the Offer. ACCORDINGLY, THE VALUE OF THE MERGER CONSIDERATION MAY BE GREATER OR LESS THAN THE $50.00 PER SHARE TO BE RECEIVED BY HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER. Based on the closing price of the Parent Common Stock on the New York Stock Exchange, Inc. on March 12, 1998, the value of the Parent Common Stock which would have been received in the Merger had it occurred on such date for each Share pursuant to the Exchange Ratio would have been $49.78 (assuming 27,000,000 Shares were purchased in the Offer).

  The Offer and the Merger are intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, as more fully discussed in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9").

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND ADOPT THE MERGER AGREEMENT.

  In recommending that the Company's stockholders accept the Offer, the Board of Directors of the Company is not recommending that the cash payment of $50.00 per Share is preferable to the payment of 0.6975 of a share of the Parent Common Stock. In choosing which form of consideration a stockholder of the Company prefers, and responding to the Offer accordingly, each of the Company's stockholders should make his or her own decision. In arriving at its recommendation, the Board of Directors of the Company gave careful
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consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the written opinion of BT Wolfensohn, the Company's financial advisor, dated March 8, 1998, to the effect that, as of such date and based upon and subject to certain matters set forth in such opinion, the consideration to be received pursuant to the Merger Agreement by holders of the Shares in the Offer and the Merger, taken together, is fair, from a financial point of view, to such stockholders. THE FULL TEXT OF THE WRITTEN OPINION OF BT WOLFENSOHN, DATED MARCH 8, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION, IS ATTACHED AS ANNEX A TO THE SCHEDULE 14D-9. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9. Also enclosed is the Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials and consider this information carefully.

                                          Sincerely,

                                          /S/ Allen Born
                                          Allen Born Chairman and Chief
                                          Executive Officer

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